UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer:
Throwback Family Fun, LLC

Legal status of issuer

   Form:
   Domestic LLC

   Jurisdiction of Incorporation/Organization:
   Arizona

   Date of organization:
   04/03/2017

Physical address of issuer:
1940 N Hubbard Ln, Casa Grande, AZ, 85122

Website of issuer:
http://www.fun4cg.com

Name of intermediary through which the Offering will be conducted:
www.FundMe.com

CIK number of intermediary

SEC file number of intermediary
007-00078

CRD number, if applicable, of intermediary
2344863

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
5% of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of issued securities.

Type of security offered
Class A Common Stock

Target number of Securities to be offered
250

Price (or method for determining price)
$2200

Target offering amount
$550,000

Oversubscriptions accepted:
Yes

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$880,000 (400 shares)

Deadline to reach the target offering amount
May 6, 2019

<u>**Note**</u>**: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees: 5

	MOST RECENT FISCAL YEAR-END	PRIOR FISCAL YEAR-END
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income Before Taxes	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Arizona, California, Minnesota, Nevada, Oregon, South Dakota, Washington, Wisconsin


November 4, 2018

FORM C
Up to $880,000

Throwback Family Fun, LLC
Class A Common Stock


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Throwback Family Fun, an Arizona Limited Liability Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Common Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $550,000.00 and up to $880,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $2,200.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through FundMe.Com, Inc. (the "Intermediary"). The Intermediary will be entitled to receive 5% of the offering proceeds related to the purchase and sale of the Securities and 2% of the issued securities.

	PRICE TO PURCHASERS	SERVICE FEES AND COMMISSIONS	NET PROCEEDS
Minimum Individual Purchase Amount	$2,200.00	5%	$2,090.00
Aggregate Target Offering Amount	$550,000.00	$27,500.00	$522,500.00
Aggregate Maximum Offering Amount	$880,000.00	$44,000.00	$836,000.00

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The United States Securities and Exchange Commission does not pass

upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the United States Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, http://www.fun4cg.com, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000.00, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 4th, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY

NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR

DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes

no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: http://www.fun4cg.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;

3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than three hundred (300) holders of record;

4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and are seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No

warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Business Overview

Throwback Family Fun, LLC, is a family operated entertainment venue that is dedicated to bringing a profitable business to the good people of Casa Grande, Arizona, by providing tried and true classic American pastimes: state-of-the-art bowling and classic roller skating! We will also have a family-friendly laser tag arena, arcade featuring classic games and early-1980's-to-mid-1990's pinball machines, as well as party facilities that will be the most desired location in town.

Target Market

According to the US Census Bureau, there are nearly 100,000 people within a 16-mile radius of Casa Grande. Because Throwback Family Fun will have multiple entertainment options appealing to people of all ages and abilities, we consider this entire population to be our target market. This would normally be an excessive travel area to consider, but the rural nature of central Pinal County merits the inclusion of communities surrounding Casa Grande. These are mostly middle-class families with some level of discretionary spending available for entertainment each month and virtually nowhere local they can go to spend it.

Competition

Casa Grande does have one open bowling alley, Cotton Bowl Lanes. They are located just over two miles from our proposed site. Their facility was built in 1958. It consists of 12 lanes and equipment that has not been updated in more than 20 years. The next closest competition for what Throwback Family Fun will offer is:

- UltraStar bowling, arcade, and laser tag – Maricopa, 26 miles/40 minutes away
- Skateland USA roller skating rink – Chandler, 45 miles/44 minutes away

Corporate chain entertainment companies, such as Dave & Buster's or Amazing Jake's, will not consider building with a local population of less than 250,000. We do not believe that they will be a threat to the viability of Throwback Family Fun for decades to come.

Management Team

Organized as a Limited Liability Company, Throwback Family Fun is sole-owned by **Kelsey Redwine**. This structure allows for many more small business startup grant applications for woman-owned businesses than other available business structures.

Kelsey successfully started her own direct-sales business under Premier Designs Jewelry. This involved regional & national travel, meticulous revenue & expense recordkeeping, inventory management, and client follow-up. She was completely responsible for every party hostess, attendee, purchaser, and downline distributor relationship. Within three years, she was recognized as a member of the President's Club, having attained the top 5% of sales in the company.

After five years and thousands of sales, as well as developing other distributors and managing business relationships with hundreds of clients, she elected to leave that business in favor of becoming a foster parent with Peter. Kelsey is a common-sense, level-headed woman of

impeccable character, respected in the community for the relationships she built through her Premier business, as well as through church, as an active member of the Christian Motorcyclists Association, and within the foster/adoptive parent community.

Ross Scanio is a retired Lieutenant Colonel with the U.S. Marine Corps. An F-18 fighter pilot, he has deployed all around the world, leading Marines on missions to defend and further American military interests, including as Battalion Commander of more than 1,000 troops in Iraq. He is a born leader. In retired life, he has carried over his innate leadership abilities to work with the Combat Veterans Motorcycle Association, the Casa Grande Post 1677 of the Veterans of Foreign Wars, and the Marine Corps Junior Reserve Officer Training Corps, among other things. Ross has agreed to serve as our General Manager as we incept this company and bring it to a stable, profitable pillar of the Casa Grande community. He is also a graduate of Grand Canyon University.

Peter Redwine has spent 20 years with the phone company, becoming a Broadband Technician in Casa Grande in 2007. Over that time, he has continued to develop skills through both work-based training and various college courses. Leveraging his intellect, common sense, professional background, and relationships built in the Casa Grande community over nine years, he ran for a City Council seat in 2016. This was an amazing learning experience and built additional relationships that he believes are vital to helping Throwback Family Fun become a reality. With the ability to forge meaningful rapport with most people and a dedication to providing true customer service, Peter will serve as Throwback's Relationship Manager.

Peter & Kelsey will attend the International Association of Amusement Parks & Attractions (IAAPA) annual expo in Orlando this November. They will attend the FEC 101: Rookies and Newcomers 2-day seminar that provides a plethora of information from industry experts in a number of areas specific to Family Entertainment Centers.

Revenue Model

Throwback Family Fun will follow a cash-and-carry retail/service model, as we will be requiring up-front payment for all goods and services.

Owner Participation

An endeavor of this magnitude obviously carries a significant capital expenditure to open. Throwback Family Fun is offering shares through the Registration Crowdfunding exempted investment model. After consulting with our contractor, Maco Construction, a firm in Scottsdale with over 30 years of experience developing projects in excess of $100 million, we believe that a $2.5 million capital expenditure will be required to get to doors-open. This includes remodeling the space, all bowling hardware and equipment, the roller skating rink, the laser tag arena & accessories, arcade games, lighting, sound systems, point-of-sale equipment, food & drink equipment, etc. Each share may be purchased for $2,200.00 through our intermediary, FundMe.com, a FINRA-registered portal for SEC-exempted securities crowdfunding. A successful sale of 250-400 shares will allow Kelsey and Peter to apply for a Small Business Administration loan for the balance of the needed startup financing. The SBA loan process will allow us to sign a tentative lease on the space, which will in turn allow us to apply for a number of grants which can

be leveraged to reduce the amount of the loan needed.

While we expect to pay dividends of 6-8% to shareholders annually, you are also making an investment in the people and community of Casa Grande. We believe that Throwback Family Fun is in a unique position to fill a widespread need in the community, while operating at a profit for decades to come.

The Offering

Target amount of Class A Common Stock being offered	250
Total Class A Common Stock outstanding after Offering (if target amount reached)	2,250
Maximum amount of Class A Common Stock being offered	400
Total Class A Common Stock outstanding after Offering (if maximum amount reached)	2,400
Purchase price per Security	$2,200.00
Minimum investment amount per investor	$2,200.00
Offering Deadline	May 6, 2019
Use of Proceeds	See the description of the use of proceeds on page 39 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 42 hereof.

Risk Factors

These are the principal risks that relate to the company and its business:

- We have a limited operating history upon which you may evaluate us.

- We were formed in April 2017. The company was dormant from 2017 to 2018. We have a limited operating history upon which you may evaluate our business and prospects. Our business and prospects must be considered in light of the equipment expense to open and the lack of history of this kind of business operating in Casa Grande, Arizona.

- Investments in startups, including any investment in Throwback Family Fun, LLC, involve a high degree of risk. Financial and operating risks confronting startups are significant and we are not immune to such risks. Startups generally fail as the result of operational error in one, or a combination of the following areas: financing, management, product development and marketing. Startups generally exhaust their funding and are unable to find additional funding to sustain operations. While we will, of course, take every precaution to mitigate these risks, we cannot guarantee success.

- Throwback Family Fun, LLC, requires the proceeds from this offering to begin operations. Our ability to develop as a going concern is wholly dependent upon the completion of this and any subsequent Offering that may be deemed necessary. Taking into account the

proceeds from this Offering, and subsequent loan to be acquired by our founders, we expect to be open within twelve (12) months from the date of this Form C. We have no committed sources of additional capital. There is no assurance that additional equity or debt financing will be available to us if needed.

- We have not previously sold any other securities in pursuit of financing this project. Any and all funds to date have been invested by our founders, Peter Redwine & Kelsey Schultz-Redwine.

- The purpose of this offering is to build the capital necessary to leverage as equity for a Small Business Administration loan (or other loan vehicle, if necessary) to generate the entire estimated expenses of $2,500,000.00 to purchase equipment, secure property, insure operations, and provide for initial operating expenses for a robust family entertainment center in Casa Grande, Arizona.

- We may be forced to cease operations or dissolve the company due to any number of reasons, including fluctuation in the disposable income of our target market. If we dissolve the company, Investors will likely lose all of their investment.

- Operational capital, when not in use, will be held in standard business-class bank accounts.

- Investors will be routinely communicated with through quarterly updates. We expect to make annual dividend payments of 6-8% within 60 days after the end of our fiscal year on December 31st. Depending on performance, the Company may choose, at it's discretion, to change to quarterly dividend payments.

- Registration Crowdfunding exemptions create a restricted stock for which there is not a public market. The Company may, at some future date, offer a repurchase of shares sold through this offering.

- Investors may not easily resell their securities. There are SEC restrictions regarding the resale of your securities for one calendar year subsequent to the day you purchase the securities. More importantly, there is no market for these securities, and there might never be one. It is unlikely that the company will ever go public or get acquired by a larger company. The money you pay for these securities could be illiquid for an indefinite period or perpetually.

- Throwback Family Fun, LLC has limited ability to segregate duties as would be required by modern corporate governance best-practices. The Company is sole-owned by Kelsey Schultz-Redwine, who serves as president. No additional officers, directors, or board exist.

- The Company will sponsor education and training for key employees in management, law, risk mitigation, industry best practices, and any courses or seminars that may be deemed as beneficial to the ongoing operations of the Company. We expect these educational and training commitments to be intermittent.

- Neither Throwback Family Fun, LLC, our common stock, or any person, agent or entity affiliated with the Company has been "endorsed by," "approved by," or represents himself, herself or itself to act on behalf of, or as a representative or agent of the United States, or any other government.

- If a bank loan after a successful equity raise is denied, funds will be returned to investors minus any investor fees charged by FundMe.com Inc. and/or Prime Trust. The $33 processing fee per investment charged by our escrow service cannot be refunded whether the offering is successful or not.

Risks Related to the Company's Business and Industry

Liabilities and Risk Analysis
Frivolous lawsuits became a bane of the roller skating industry in the 1990's. This caused a number of rinks to have to close, but also moved the industry toward requiring all skaters and/or parents to sign liability waivers prior to entering the rink. JBL Trinity Group has built a niche out of providing coverage to the majority of roller skating rinks nationally and also has the ability to underwrite our bowling & laser tag. We will be following the checklist they have developed to minimize liability exposure among rink owners.

We will have clearly posted signage that any activities engaged in by customers carry the risk of possible injury and that entering the premises constitutes their acceptance of liability for any such injury. Arizona's "assumption of risk" law provides a blanket waiver, but we will study the best ways to further limit our legal liabilities in all areas of our operation. As long as our facilities are maintained to industry standards, eliminating negligence as a liability to the company, our legal exposure will be minimized as much as possible.

We have strengths in customer service, with a combined 25+ years of experience in customer-facing positions. Keeping customers happy and returning repeatedly is a keystone of this type of business. We will also be strong in quality of service, options, and reliability because we will have new equipment, competitive pricing, and activities desired by the community in a prime location. We will have low risk exposure in the areas of technology, regulatory impediments, management ability, location, facilities, suppliers, interest rates, inflation, and competition/vulnerability to substitutes. Our bowling lanes will use the latest electronic scoring and interactive displays, as well as media screens to display advertising messages or high-interest events. The skating rink will have high-quality speakers and thousands of programmable LED lighting to keep skaters rolling and happy. Both sides of the business will have "glow" features that use blacklights to create a unique experience.

We perceive medium risk exposure in the areas of finance & planning, work force quality, pricing, and strategy. We will have a full-time employee who is experienced in both accounting and marketing to help mitigate our risk in finance & strategy. We will also have a full-time maintenance employee when we open, possibly adding a second full-time position as operations grow & increased equipment use requires more frequent servicing. A number of retired persons have expressed interest in working for us part-time, which we believe would be ideal. We will also see if working with the high schools to provide work experience for their challenged/disabled students is a possibility. This has been utilized in a number of other communities to great success, both for

the students and for the business.

Since we are new to the FEC industry, we accept that there is a high degree of risk in this area. It will take time to develop the business acumen specific to this type of operation, but we will have a General Manager that is experienced in the operation of a startup as well as all aspects of managing a customer-centric operation like Throwback. We will retain other specialists and continue education through IAAPA as necessary until we feel that we have a nuanced understanding of this business in this market. We believe that the Casa Grande "grapevine" that has developed through social media, the local newspaper, and the city's own economic development efforts will minimize these risks by creating an instant awareness and excitement among the local population at little to no expense on the part of Throwback.

Risks Related to the Securities

The Class A Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class A Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and will not likely be a public market for the Class A Common Stock. Because the Class A Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class A Common Stock may also adversely affect the price that you might be able to obtain for the Class A Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

We have not prepared any 2018 audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities for 2018 on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

No Representation of Investors.

Each of the Investors acknowledges and agrees that counsel for the Company does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Investors in any respect.

A majority of the Company is owned by a small number of owners.

100% of the Company is presently owned by Kelsey Schultz-Redwine. This owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of Securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's president deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to affect a registration, Purchasers could be unable to sell their Securities, unless an exemption from registration is available.
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Forward-Looking Statements

The Private Placement Memorandum contains certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business. The forward-looking statements included herein are based on current expectations and assumptions that involve numerous risks and uncertainties. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. As a result, there can be no assurance that the forward-looking statements included in the Private Placement Memorandum shall prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other entity that the objectives and plans for the Company shall be achieved.

Litigation

None.

USE OF PROCEEDS

Our threshold goal for this fundraising cycle is to sell 250 shares at $2,200 each, the SEC limit for unaccredited investors to invest in Registration Crowdfunding. Meeting our threshold will generate $522,500 after expenses. We have set an upper limit of 400 shares sold, which would generate $836,000 in equity. The funds will be used to leverage a loan for the balance of our startup expenses.

The lease deposit of $10,000 will be paid to Lamar Corporation of New Jersey and the remaining $512,500 of the net proceeds (assuming no more than 250 shares are sold) will apply to the approximately $1.2M cost for 24 lanes from U.S. Bowling Corporation, which includes the delivery and installation of the lanes, pinsetters, ball returns, scoring systems, rental shoes, house balls, and Point-Of-Sale (POS) system.

CAPITALIZATION AND OWNERSHIP

Classes of Securities

Common Stock Authorized: 2,400 shares

Voting Rights.
At any meeting of the stockholders of the Corporation each holder of Common Stock shall be entitled to one (1) vote for each share outstanding in the name of such holder on the books of the Corporation on the date fixed for determination of voting rights. Upon compliance with Arizona law, beneficial owners, rather than the actual Shareholder, may vote the shares.

Majority Vote.
A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum unless such presence was only for the sole purpose of objection to notice given.

Proxy Voting Rights.
At all meetings of Shareholders, a Shareholder may vote by proxy executed in writing or by electronic transmission by the Shareholder or by his duly authorized attorney in fact. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Preemptive Rights.
No stockholder of the Corporation shall have preemptive rights to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock for the scrip or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

Restrictions on Sale or Disposition.
All lawful restrictions on the sale or other disposition of shares may be placed upon all or a portion or portions of the certificates evidencing the Corporation's shares.

Dividend Rights.
Dividends may be paid upon the common stock, as and when declared by the president, out of funds of the Corporation legally available there for.

Rights to Receive Liquidation Distributions.
Upon any liquidation, dissolution and termination of the Corporation, and after payment or setting aside of any amount sufficient to provide for payment in full of all debts and liabilities of, and other claims against the Corporation, the assets shall be distributed pro rata to the holders of the common stock.

What it means to be a Minority Holder.
As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the company, or transactions with related parties.

Dilution.
Throwback Family Fun, LLC does not intend to or anticipate the need to issue additional shares in the future. However, we reserve the right to do so, and Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In the instance that the Company issues more shares, the percentage of the company that you own will decrease, despite a possible increase in the value of your shares; ultimately, you may own a smaller piece of a larger company. Dilution increases the number of shares outstanding and is generally, but not always, the result of an additional funding round or conversion of certain instruments (convertible notes, preferred shares or warrants into stock).

If we decide to issue more shares, an Investor could experience *value dilution*, with each share being worth less than before, and *control dilution,* with the total percentage an investor owns (and can therefore vote) being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," or, at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or are expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of Securities

For a year, the securities that you purchase in this Offering can only be resold:

- in an Initial Public Offering (IPO);

- to the Company;

- to an accredited investor;

- to a member of the family of the purchaser or the equivalent;

- to a trust controlled by the purchaser;

- to a trust created for the benefit of a member of the family of the purchaser or the equivalent; or

- in connection with the death or divorce of the purchaser or other similar circumstance

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	2,000
Voting Rights	Each Class A common share has one vote, and is entitled to participate on a pro rata basis on all dividends, distributions, stock splits, and stock dividends.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	2,000 shares pre-offering. 2,250 shares if target is reached. 2,400 if maximum is reached.
Percentage ownership of the company by the holders of such Securities	100%

Valuation.
The pre-Offering value ascribed to the Company is $2,500,000.00 based on the estimated cost to open.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by one person, Kelsey Schultz-Redwine.

Below the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

NAME	SHARES OWNED PRIOR TO OFFERING	PERCENTGE OWNED PRIOR TO OFFERING
Kelsey Schultz-Redwine	2,000 shares	100%

Following the Offering, the Purchasers will own approximately 16.66% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Operations

Management intends to use the proceeds of the offering to develop its business operations and acquire the equipment & property to do so. The company does expect its business to be profitable within the first twenty-four (24) months following the conclusion of this offering.

Capital Expenditures and Other Obligations

The Company intends to make material capital expenditures in the future, as detailed in our projected expenses for equipment, property leases, etc.

Material Changes and Other Information, Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 400 shares of Class A Common Stock for up to $880,000. The Company is attempting to raise a target amount of $550,000.00 in this Offering (the "Target Amount"). The Company must receive commitments from investors in an amount totaling the Target Amount by May 6, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until forty eight (48) hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all, or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price per share was determined by management after consultation with experienced business advisors and financial consultants. The minimum amount that a Purchaser may invest in the Offering is $2,200.00.

The Offering is being made through FundMe.com, the Intermediary. The following two (2) fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees.
5% of the amount raised.

Stock, Warrants and Other Compensation.
2% of issued securities.

Transfer Agent and Registrar.
The transfer agent and registrar for the Securities will be determined by agreement of the Issuer and the Intermediary.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one (1) year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC, or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND FINANCIAL ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE

BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

Each potential purchaser should consult his or her own tax advisor concerning the possible impact of state taxes.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In June of 2018, Peter Redwine borrowed $20,000 from his 401(k) plan for the purpose of funding the advance work needed to establish Throwback as a viable opportunity. Of this, approximately half was used to pay down personal debt, improving the Redwines' credit position for their anticipated small business loan application. The other half, approximately $10,000, has been used as operating capital for developing the business, equipment and materials to attract investors, industry trade membership in the International Association of Amusement Parks & Attractions (IAAPA), legal filings, attorney fees, training, and relationship development. This equity investment, as well as the intellectual investment of the concept and the extensive work that has gone into developing the business plan, pitch deck, and relationships making this a viable opportunity, is the basis for the 2,000-share ownership stake held solely by Kelsey Schultz-Redwine and her recorded sole-ownership of the LLC with the Arizona Corporation Commission prior to the issuance of this Offer.

Issuers of securities intended for distribution in the United States are regulated by the SEC, whether or not the securities are qualified, registered, exempted from registration or otherwise. The United States Securities and Exchange Commission (SEC) has not "approved" any security issued by Throwback Family Fun, LLC; nor has Throwback Family Fun, LLC filed for registration of any securities with the SEC or any other regulatory body as of the filing date of this Form C.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kelsey R
(Signature)

Kelsey Redwine
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Kelsey R
(Signature)

Kelsey Redwine
(Name)

President
(Title)

11-5-18
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	http://www.fun4cg.com/ website
Exhibit C	FundMe Campaign Collateral
Exhibit D	Subscription Agreement

Exhibit A
<u>Financial Statements</u>

Throwback Family Fun, LLC has had less than $10,000 in total transactions for 2018.

Exhibit B
http://www.fun4cg.com/ Website

Exhibit C
<u>FundMe Campaign Collateral</u>

Exhibit D
Subscription Agreement